UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 8)*
Under the Securities Exchange Act of 1934

FIBROCELL SCIENCE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
315721100
(CUSIP Number)
Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
September 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315721100	Page 2 of 6
This Amendment No. 8 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated October 9, 2012 and filed October 15, 2012, as amended by Amendment No. 1, dated July 26, 2013 and filed July 30, 2013, Amendment No. 2 dated October 1, 2013 and filed October 3, 2013, Amendment No. 3 dated January 24, 2014 and filed January 28, 2014,  Amendment No. 4 dated and filed July 27, 2015, Amendment No. 5 dated September 7, 2016 and filed September 9, 2016, Amendment No. 6 dated March 8, 2017 and filed March 10, 2017, and Amendment No. 7 dated December 11, 2017 and filed December 13, 2017 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fibrocell Science, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 405 Eagleview Blvd., Exton, Pennsylvania 19341.  Mr. Randal J. Kirk (“Mr. Kirk”), NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, NRM VII Holdings and Third Security, the “Reporting Persons”), are filing this Amendment to disclose the entering into of material agreements related to the planned acquisition of the Company by Castle Creek Pharmaceutical Holdings, Inc.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On September 12, 2019, the Company, Castle Creek Pharmaceutical Holdings, Inc. (“Castle Creek”), and Castle Creek Merger Corp., a Delaware corporation and wholly owned subsidiary of Castle Creek (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and on the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”). The Company will survive the Merger as a wholly owned subsidiary of Castle Creek.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held directly by Castle Creek or Merger Sub and shares owned by Company stockholders who have exercised their appraisal rights under Delaware law) will be converted into the right to receive $3.00 in cash, without interest (the “Merger Consideration”).

In addition, after the Effective Time, each share of the Company's Series A Convertible Preferred Stock (the “Preferred Stock”) will remain outstanding (until converted by the holders thereof pursuant to the Consent and Termination Agreement, as defined below), and will thereafter only represent the right to receive an amount in cash, without interest, equal to (i) the number of shares of common stock underlying each share of Preferred Stock multiplied by (ii) the Merger Consideration.  After the Effective Time, each outstanding Company warrant shall be generally entitled to receive (i) upon any subsequent exercise, an amount equal to the Merger Consideration less the exercise price for such warrant, or (ii) if eligible pursuant to the terms of the warrant, upon notification by the holder of such warrant to the Company within 30 days of the Effective Time, an amount equal to the Black-Scholes value of the warrant.

CUSIP No. 315721100	Page 3 of 6
In connection with the execution of the Merger Agreement, on September 12, 2019, NRM VII Holdings, Intrexon, Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), Mascara Kaboom, LLC, a Virginia limited liability company that is managed by Third Security (“Mascara Kaboom”, and together with NRM VII Holdings, Intrexon, and Kapital Joe, the “Participating Entities”), entered into a Consent and Termination Agreement (the “Termination Agreement”) with the Company, Castle Creek and Merger Sub.  Pursuant to the terms of the Termination Agreement, that certain Securities Purchase Agreement, dated March 7, 2017, by and among the Company and the Participating Entities, will be terminated as of immediately prior to the closing of the Merger.  As consideration for entry into the Termination Agreement, the Participating Entities will each receive a promissory note to be issued by the surviving corporation following the Merger, in each case for an amount equal to (and in addition to) the consideration such party is entitled to pursuant to the Merger Agreement in connection with such party's ownership of shares of Preferred Stock of the Company. Pursuant to the Termination Agreement and in addition to the foregoing, the Participating Entities agreed to the treatment of the Preferred Stock under the Merger Agreement and agreed to release all claims related to each of the Participating Entities’ ownership of equity in the Company.  The foregoing description of the Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Termination Agreement, which is filed as Exhibit 1 to this Amendment and incorporated herein by reference.

In connection with the execution of the Merger Agreement, on September 12, 2019, the Participating Entities also entered into a Company Security Voting and Support Agreement with Castle Creek (the “Support Agreement”). Pursuant to the Support Agreement, the Participating Entities agreed to vote their shares of Company securities in favor of the Merger and against any competing transaction, to support the economic treatment of such securities held by them as described in the Merger Agreement, and to forbear from taking certain actions detrimental to the Merger.

Further, the Participating Entities are the beneficial owners of convertible promissory notes issued by the Company on September 7, 2016 pursuant to that certain Agreement for the Purchase and Sale of Convertible Debt and Common Stock Warrants dated August 9, 2016, by and among the Company and the other parties signatory thereto (the “Convertible Notes”), in the principal amounts set forth in Schedule I of the Support Agreement.  As a condition to and as an inducement to Castle Creek’s and Merger Sub’s willingness to enter into the Merger Agreement, the Participating Entities agreed that in the event that the Company or Castle Creek commence a tender offer (the “Offer”) for all of the then-outstanding Convertible Notes, and the aggregate purchase price for each Convertible Note in such Offer is equal to the product of (A) the sum of (x) the outstanding aggregate Principal Amount (as defined in such Convertible Note) under such Convertible Note plus (y) the aggregate accrued and unpaid interest on such Notes (including Accrued Interest (as defined in such Convertible Note)) as of the date that is thirty (30) days following the Effective Time, to the extent unpaid, times (B) 1.01, then each Participating Entity that is the beneficial owner of any such Convertible Notes agreed that it shall tender, or cause to be tendered, its notes into such Offer promptly, and in any event no later than five (5) business days, following the commencement of the Offer, or if such Participating Entity has not received the documents with respect to such Offer by such time, within three (3) business days following receipt of such documents but in any event prior to the expiration of such Offer, free and clear of all liens.

CUSIP No. 315721100	Page 4 of 6
The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, which is filed as Exhibit 2 to this Amendment and incorporated herein by reference.

Other than as disclosed herein with respect to the Merger, as of the date of this Statement, none of the Reporting Persons have present plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)
Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those actions enumerated above.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

CUSIP No. 315721100	Page 5 of 6
Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Consent and Termination Agreement, dated as of September 12, 2019, among Fibrocell Science, Inc. and the Participating Entities (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated September 13, 2019)

Exhibit 2
Company Securityholder Voting and Support Agreement, dated as of September 12, 2019, among Castle Creek Pharmaceutical Holdings, Inc. and the Participating Entities (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated September 13, 2019)

Exhibit 3	Joint Filing Agreement, dated as of September 17, 2019, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

CUSIP No. 315721100	Page 6 of 6
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 17, 2019

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Consent and Termination Agreement, dated as of September 12, 2019, among Fibrocell Science, Inc. and the Participating Entities (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated September 13, 2019)

Exhibit 2
Company Securityholder Voting and Support Agreement, dated as of September 12, 2019, among Castle Creek Pharmaceutical Holdings, Inc. and the Participating Entities (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated September 13, 2019)

Exhibit 3	Joint Filing Agreement, dated as of September 17, 2019, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon